Province of Manitoba
Opportunity and Stability
Moving Forward on Manitobans’ Priorities
2008/09 Quarterly Financial Report
April to December 2008
CONTENTS
Introduction
Third Quarter Financial Results
Economic Performance and Outlook

INTRODUCTION
Budget 2008 provided a financial overview of the Government Reporting Entity (GRE), which is comprised of core government and other reporting entities. The core government component of the GRE represents the operations, programs and services delivered by government departments. Other reporting entities include Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges that are directly or indirectly controlled by the Government, as prescribed by the Public Sector Accounting Board (PSAB).
The financial information in the quarterly financial report is being presented in the same format as the budget. This will allow for a smooth transition of quarterly financial reporting to a summary basis and, as recommended by the Office of the Auditor General, to be consistent with Generally Accepted Accounting Principles (GAAP). This transition is expected to be complete by the end of 2009/10.
The third quarter financial report continues to move forward on reporting financial results for the GRE. For the first time, as planned, it includes an operating statement with the financial results of the GRE for the nine months ending December 31, 2008. The report also contains an updated financial forecast for the GRE for the current fiscal year and an economic performance and outlook.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2008

SUMMARY NET INCOME
Forecast
The forecast at the end of the third quarter for fiscal year 2008/09 projects Summary Net Income for the GRE at $316 million, an improvement of $220 million over the $96 million projected in Budget 2008 and a decrease of $34 million from the $350 million net income projected at the end of the second quarter.
The $490 million improvement in revenues from budget is comprised of a $229 million increase from other reporting entities and a $261 million increase in core government projections. The increase in other reporting entities is primarily due to higher net results from Manitoba Hydro, Manitoba Agricultural Services Corporation (MASC) and Manitoba Public Insurance. The increase in core government revenue reflects higher than anticipated Individual and Corporation Income Tax — $201 million and Corporation Capital Tax — $40 million; a $39 million increase in the Canada Health and Social Transfers based on revised projections from Canada, $21 million more in retail sales taxes, $16 million from water power rentals and a $15 million increase in Tobacco Tax resulting from successful efforts to reduce the smuggling of illegal tobacco products. Partially offsetting the projected increases are decreases of $63 million in Mining Tax and $18 million as a result of timing of floodway expansion project expenditures.
Expenditures are projected to be $270 million higher than budget. This forecast reflects continuing cost pressures in core government operations, comprised of $94 million in Health and Healthy Living, primarily for nurses’ and doctors’ wage agreements, as well as additional funding for equipment replacement; $40 million in Family Services and Housing for programming related to child protection and housing initiatives; $31 million in Agriculture, Food and Rural Initiatives, primarily for agricultural income stabilization programs; $24 million in Justice for the operation of correctional institutions; and $19 million for forest fire suppression costs in Emergency Expenditures.
The province is accelerating the transfer of $40 million in infrastructure funding to the City of Winnipeg in response to current economic conditions. In addition, as a result of higher than budgeted income taxes, funding for municipalities under the Building Manitoba Fund has been increased.
Projection of Summary Net Income
 For the Fiscal Year Ending March 31, 2009
UNAUDITED

	2008/09 Third Quarter Forecast			2008/09 Budget
		Consolidation			Consolidation
	Core	Impacts and Other		Core	Impacts and Other		Summary
(Millions of Dollars)	Government	Reporting Entities	Summary	Government	Reporting Entities	Summary	Variance

Revenue	10,113	2,700	12,813	9,851	2,472	12,323	490

Expenditure	10,099	2,398	12,497	9,799	2,428	12,227	270

Net Result for the Year	14	302	316	52	44	96	220

Transfer to Debt Retirement Account	(110)	110	—	(110)	110	—	—

Transfer from/(to) Fiscal Stabilization Account	98	(98)	—	60	(60)	—	—

Net Income	2	314	316	2	94	96	220

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2008

Compliance with Balanced Budget Legislation
The Balanced Budget, Fiscal Management and Taxpayer Accountability Act requires the government’s third quarter financial report to include a statement of the projected balance as at the end of the fiscal year. For the purposes of the Act, balance is the average of the net results for the fiscal years within the four-year period ending at that time. The results of applying this formula for the year ending March 31, 2009, is a projected balance of $424 million, therefore the government will be in compliance with the Act.
Quarterly Financial Results
As previously noted, for the first time this report includes the results of the GRE as at December 31, 2008. The unaudited net result of the GRE for the first nine months of the fiscal year is $465 million or $104 million higher than estimated. This is the net result of higher than estimated revenue — $127 million and expenditure — $23 million.
Government Reporting Entity Operating Statement
UNAUDITED

	Year-to-Date to December 31
	2008/09
($000s)	Actual	Estimated	Variance

Revenue
Income Taxes	1,969,670	1,931,220	38,450
Other Taxes	2,405,768	2,388,186	17,582
Fees and Other Revenue	1,186,186	1,169,847	16,339
Federal Transfers	2,888,787	2,879,008	9,779
Net Income of Government Business Enterprises	594,583	560,087	34,496
Sinking Funds and Other Earnings	225,504	214,711	10,793

Total Revenue	9,270,498	9,143,059	127,439

Expenditure
Health and Healthy Living	3,368,432	3,290,186	78,246
Education	2,262,291	2,276,984	(14,693)
Family Services and Housing	980,636	992,399	(11,763)
Community, Economic and Resource Development	939,423	970,114	(30,691)
Justice and Other Expenditures	659,867	667,196	(7,329)
Debt Servicing Costs	595,133	585,729	9,404

Total Expenditure	8,805,782	8,782,608	23,174

Net Result	464,716	360,451	104,265

The nine-month revenue variance primarily reflects higher than anticipated income taxes and better than projected results from Manitoba Hydro. The nine-month expenditure variance mainly results from higher than estimated expenditures of core government operations primarily from timing of payments.
Core Government revenue and expenditure details are provided in Appendix I and II on pages 9 and 10.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2008

Infrastructure and Capital Asset Renewal
The province is continuing its commitment to invest over $1.0 billion in infrastructure in 2008/09. Current forecasts include investments for updating Manitoba’s highway system and wastewater treatment plants, expanding health facilities across the province and modernizing schools and post-secondary institutions.
Investing in tangible capital assets is key in order to continue providing vital services into the future. Budget 2008 indicated that renewal and expansion of these assets continues to be a priority for government but that the renewal will be costly as it is estimated that the insured or replacement value of these investments is more than $31 billion.
As borrowings may be used to finance capital related projects, investment in the new tangible capital assets may increase net debt from time to time. As tangible capital assets such as buildings, equipment, roads and dams are essential for the economy and for delivering government services, it is important to measure change in net debt against the overall performance of the economy. Net debt to GDP declined from 29.6% in 2003/04 to 21.1% at the end of fiscal year 2007/08. For fiscal year 2008/09, net debt to GDP is forecast to be 21.7%, unchanged from the projection in Budget 2008.
Core government expenditures for general and infrastructure assets in the third quarter were $306 million, $54 million less than estimated, reflecting unfavorable weather conditions resulting in construction delays for the Manitoba Floodway Expansion and highway related activities. While the delays impact the cash flow in the current year and result in a projected expenditure of $498 million, $81 million lower than budgeted, affected projects will be completed as soon as conditions allow.
Core Government capital investment details are provided in Appendix III on page 11.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2008

SPECIAL ACCOUNTS
Fiscal Stabilization
The opening balance of the Fiscal Stabilization Account for 2008/09 was $818 million. The total anticipated draw for 2008/09 is $98 million. Draws include funds advanced by the Government of Canada for health programming of $47 million and $13 million for requirements related to ecoTrust funds. The balance of the draw reflects government’s decision to accelerate capital grants to the City of Winnipeg.
Debt Retirement
As required by balanced budget legislation an allocation committee determines the share of funds to be directed to pensions and general purpose debt. For the current year, the allocation committee determined $55 million is to be directed to pensions and $55 million is to be directed to general purpose debt. The debt repayment amount of $110 million remains unchanged from budget.
Pension Assets
For the current year, in addition to the contribution determined by the debt allocation committee, the government will be providing $350 million to reduce the province’s unfunded liability for the Civil Service Superannuation Fund. Action on this commitment will result in an increase in the pension assets held in 2008/09.
Although current market volatility will have a negative impact on the market value of the pension assets held, these market losses will be recognized over a period of time in accordance with GAAP. Under GAAP, changes in pension assets and liabilities are accounted for using actuarial estimates. The difference between actual gains and losses and the actuarial estimates are recognized over the employee average remaining service life (EARSL) and not in the year in which they are incurred.
PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS
The original estimate of borrowing requirements identified in the 2008 Budget was $2.8 billion including refinancing of maturing debt, the partial funding of the Civil Service Superannuation Plan, funding for Manitoba Hydro, Capital Investments, Health’s capital programs and new self sustaining requirements. This has been revised to $3.1 billion as at December 31, 2008 primarily as a result of issues being called prior to maturity.
For the period April 1, 2008 to December 31, 2008, $36 million was raised through the issue of Manitoba Hydro Savings Bonds and $2.6 billion was raised in the public market.
The total outstanding borrowings, guarantees and obligations reflect the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations. While the total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province, the year end forecast differs only slightly from that stated in the budget as shown in the table on the following page.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2008

Provincial Borrowings, Guarantees and Obligations

	2008/09 Forecast		March 31, 2008
Provincial Borrowings, Guarantees and Obligations	$ millions	$ Per Capita*	$ millions	$ Per Capita*
General Government Programs	6,316	5,218	6,531	5,459
Manitoba Hydro	7,556	6,242	7,488	6,259
Other Crown Organizations	1,291	1,067	1,269	1,061
Health Facilities	892	737	833	696
Federal Government[1]	79	65	92	77
Capital Investments	1,411	1,166	1,084	906

Subtotal	17,545	14,494	17,297	14,459
General Government Programs — Pensions[2]	1,850	1,528	1,500	1,254

Subtotal[3]	19,395	16,022	18,797	15,713

Other Obligations
Pension Liability	4,834		4,451
Pension Asset Fund	(2,870)		(2,242)

Net Pension Liability	1,964		2,209
Debt incurred for and repayable by the Manitoba Hydro Electric Board and Manitoba Lotteries Corporation	(7,320)		(7,322)
Education and Health Debt held by Government Enterprises	388		416
Other Debt of Crown Organizations	495		508

Subtotal	(4,473)		(4,189)

Total Provincial Borrowings, Guarantees and Obligations	14,922		14,608

Adjustments to arrive at Summary Net Debt
Guarantees	(402)		(352)
Net Financial Assets[4]	(3,420)		(4,068)

Summary Net Debt	11,100	9,170	10,188	8,516

Summary Net Debt as a percentage of GDP	21.7%[4]		21.1%
Notes: Provincial Borrowings, Guarantees and Obligations
1.	Amounts owed relating to federal accounting errors in prior years. See Note 10, page 92 of the 2007/08 public accounts for additional information.

2.	In 2007/08, the Government allocated $1.5 billion to the Teachers’ Retirement Allowances Fund (TRAF) increasing overall funding of the outstanding TRAF pension liability to 75%. In 2008/09, the Government will allocate $350 million to the Civil Service Superannuation Plan.

3.	Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at December 31, 2008 total provincial borrowings and guarantees were payable 88% in Canadian dollars and 12% in U.S. dollars. Of this total, General Government Programs borrowing and Other Crown Organizations borrowings was 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 64% in Canadian dollars (64% at March 31, 2008) and 36% in U.S. dollars (36% at March 31, 2008) which is fully hedged by U.S. dollar revenue.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2008

4.	Net financial assets and Summary Net Debt as a percentage of GDP include the projected impact of changes in other comprehensive income (OCI). Changes in OCI are based upon market value measurements at year-end and can have a significant impact on the net debt to GDP ratio. The year-end forecast for OCI includes market losses on investments held by government business enterprises and a weakening of the value of the Canadian dollar against the US dollar on US debt held by Manitoba Hydro. The negative OCI forecast reflects a change to the book value of these investments but does not impact summary net income.

*	The 2008/09 Forecast Per Capita data is based upon population figures at October 1, 2008, the March 31, 2008 Per Capita data is based upon population figures at April 1, 2008 as reported by Statistics Canada.
ECONOMIC PERFORMANCE AND OUTLOOK
(Manitoba Economic Highlights — as of March 13, 2009)
Manitoba’s economy grew 2.2% in 2008, above Canada’s increase of 0.5% and below the 2.7% growth projected at the time of the 2008 Manitoba Budget. This is the third consecutive year in which Manitoba’s economic growth surpassed Canada’s.
In late 2008, Canada’s economy followed the U.S. into recession. Most private sector forecasters project that international financial and economic instability will continue on into the latter part of 2009 or early 2010. The Manitoba Finance survey of economic forecasters conducted March 11 estimates that Manitoba’s 2009 real GDP will remain flat at the 2008 level, better than the projected national decline of 1.6%.
In 2008, Manitoba’s employment increased by 10,200, up 1.7% relative to 2007 and above the national increase. For the second consecutive year, full-time employment accounted for virtually all jobs growth in Manitoba. Over this same period, Manitoba’s unemployment rate averaged 4.2%, down from 4.4% in 2007 and below the national rate of 6.1%. Manitoba’s unemployment rate in 2008 was the lowest in over 30 years. In February 2009, Manitoba’s employment increased by 700 from January, a 0.1% increase, while Canada’s employment declined by 0.5%.
Although retail sales growth slowed near the end of the year, Manitoba’s retail sales increased 7.1% in 2008. Manitoba’s increase was third-best among provinces and well above the national increase of 3.2%.
Manitoba led all provinces in private capital investment growth last year with a 15.2% increase to a record-high level of $7.2 billion. This was well above the national increase of 1.6%. Public capital investment grew 20.1%, bringing overall capital investment up 16.7% in 2008. With the weakening economic prospects for the global economy this year, most economic forecasters predict a widespread slowdown in private capital spending. For 2009, Statistics Canada’s survey of investment intentions estimates that Manitoba’s private capital investment will decline 6.8% (9.3% decline for Canada) while public capital investment will increase 7.0% (Canada up 9.5%). Overall, Manitoba capital investment spending is expected to be down 2.6% (Canada down 5.4%).
Manitoba housing starts fell 3.5% in 2008. Single family units declined by 4.3% while multiple units slipped 1.8%. Housing starts in Canada also declined in 2008, dropping 7.6%. In 2007, Manitoba housing starts were up 14.1% to 5,738, the highest level in 20 years.

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2008

Manitoba’s 2008 manufacturing sales increased by 1.6% to $16.4 billion. Canadian sales declined 0.5%. Manufacturing is Manitoba’s largest industry, accounting for approximately 12% of GDP.
Foreign merchandise exports from Manitoba increased 5.3% in 2008. Exports to the United States increased by 6.4% while exports to non-US markets increased by 2.8%. Canada’s exports last year increased by 8.3%.
Manitoba farm cash receipts increased 9.1% in 2008, below the national increase of 12.9%. Receipts from crops are up 24.9%. Livestock receipts are down 3.5% due to weaker receipts for hogs. In 2007, Manitoba farm cash receipts rose 17.0%.
The Consumer Price Index rose 2.3% in both Manitoba and Canada last year. Energy and shelter were the major contributors to the increase. Manitoba’s consumer inflation has been relatively stable over the last several years, increasing by 2.0% in both 2006 and 2007.
Manitoba’s population reached 1,210,547 on October 1, 2008, an annual increase of 13,124 persons. Population grew 1.1%, from the previous year, below Canada’s increase of 1.2%. Improvements in both interprovincial and international migration were largely responsible for Manitoba’s population growth performance.
For updates and more details please see the Manitoba Economic Highlights at http://www.gov.mb.ca/finance/pdf/highlights.pdf

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2008

2008/09 Core Government Revenue by Source

UNAUDITED	Appendix I

	Year to Date to December 31				Full Year
	2008/09				2008/09
				Actual				Actual
($000s)	Actual	Budget	Variance	2007/08	Forecast	Budget	Variance	2007/08

Income taxes
Individual Income Tax	1,742,956	1,704,885	38,071	1,632,767	2,431,900	2,312,100	119,800	2,284,669
Corporation Income Tax	226,714	226,336	378	253,216	380,100	299,200	80,900	366,818

Subtotal: Income Taxes	1,969,670	1,931,220	38,449	1,885,983	2,812,000	2,611,300	200,700	2,651,487

Other Taxes
Corporation Capital Tax	140,657	135,303	5,354	125,391	163,200	123,200	40,000	165,779
Gasoline Tax	88,345	88,828	(484)	105,135	130,000	137,000	(7,000)	152,472
Insurance Corporations Tax	48,080	47,748	332	46,384	63,500	63,500	—	65,233
Land Transfer Tax	42,661	40,059	2,603	37,884	48,359	43,600	4,759	44,731
Levy for Health and Education	236,285	232,351	3,934	224,654	349,400	344,400	5,000	341,383
Mining Tax	83,170	83,170		97,491	65,000	128,000	(63,000)	99,637
Motive Fuel Tax	62,664	62,504	160	64,201	90,100	90,100	—	95,721
Retail Sales Tax	1,007,010	1,001,842	5,168	935,895	1,490,000	1,469,400	20,600	1,391,072
Tax Administration and Miscellaneous Taxes	46,153	45,051	1,101	44,845	79,900	79,900	—	81,792
Tobacco Tax	130,227	128,144	2,083	130,735	185,000	170,000	15,000	190,627
Other Taxes	12,037	12,379	(342)	9,987	14,364	17,100	(2,736)	13,671

Subtotal: Other Taxes	1,897,289	1,877,380	19,909	1,822,602	2,678,823	2,666,200	12,623	2,642,118

Fees and Other Revenue
Fines and Costs and Other Legal	35,867	34,044	1,823	30,878	45,061	44,091	970	39,163
Minerals and Petroleum	17,540	14,940	2,601	9,444	19,286	9,386	9,900	13,000
Automobile and Motor Carrier Licences and Fees	86,268	82,016	4,253	76,645	106,092	106,092	—	103,134
Parks: Forestry and Other Conservation	27,237	26,840	397	23,760	30,420	34,083	(3,663)	32,252
Water Power Rentals	88,048	83,266	4,782	88,315	121,000	105,000	16,000	117,323
Service Fees and Other Miscellaneous Charges	70,440	68,251	2,188	66,199	123,225	113,854	9,371	111,979
Revenue Sharing from SOAs	15,346	15,746	(400)	15,896	20,995	20,995	—	21,395

Subtotal: Fees and Other Revenue	340,747	325,103	15,644	311,138	466,079	433,501	32,578	438,246

Federal Transfers
Equalization	1,547,546	1,547,552	(6)	1,359,143	2,063,394	2,063,400	(6)	1,825,796
Canada Health Transfer (CHT)	649,093	644,446	4,647	605,137	877,249	845,800	31,449	816,684
Canada Social Transfer (CST)	289,599	287,660	1,939	255,875	385,472	378,000	7,472	347,463
Infrastructure Renewal	—	—	—	—	50,000	50,000	—	45,805
Manitoba Floodway Expansion	24,083	35,177	(11,094)	32,000	57,703	75,233	(17,530)	73,887
Shared Cost and Other Transfers	131,080	130,937	143	188,932	191,709	199,606	(7,897)	273,319

Subtotal: Federal Transfers	2,641,400	2,645,771	(4,371)	2,441,086	3,625,527	3,612,039	13,488	3,382,954

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor Control Commission	132,000	138,000	(6,000)	135,600	227,300	227,300	—	219,210
Manitoba Lotteries Corporation	225,900	225,900	—	211,000	303,000	301,200	1,800	296,782

Subtotal: Net Income of GBEs	357,900	363,900	(6,000)	346,600	530,300	528,500	1,800	515,992

Sinking Funds and Other Earnings	—	—	—	—	—	—	—	—

Total Revenue	7,207,005	7,143,374	63,631	6,807,409	10,112,729	9,851,540	261,189	9,630,797

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2008

2008/09 Core Government Expenditure by Sector/Department

UNAUDITED	Appendix II

	Year to Date to December 31				Full Year
	2008/09				2008/09
				Actual				Actual
($000s)	Actual	Budget	Variance	2007/08	Forecast	Budget[1]	Variance	2007/08

Health and Healthy Living	3,102,295	3,005,979	96,316	2,911,007	4,263,969	4,170,022	93,947	3,932,214

Education
Advanced Education and Literacy	431,017	432,742	(1,725)	397,027	575,843	577,181	(1,338)	560,263
Education, Citizenship and Youth	1,063,717	1,076,592	(12,875)	991,861	1,404,689	1,409,264	(4,575)	1,322,084

Total Education	1,494,734	1,509,334	(14,600)	1,388,888	1,980,532	1,986,445	(5,913)	1,882,347

Family Services and Housing	882,472	893,374	(10,902)	807,105	1,239,514	1,199,753	39,761	1,135,009

Community, Economic and Resource Development
Aboriginal and Northern Affairs	29,386	30,916	(1,530)	27,168	41,453	41,379	74	39,511
Agriculture, Food and Rural Initiatives	124,345	134,083	(9,738)	94,978	248,618	217,926	30,692	243,638
Competitiveness, Training and Trade	74,235	83,771	(9,536)	66,778	133,323	127,541	5,782	110,696
Conservation	90,196	91,915	(1,719)	88,704	129,149	124,139	5,010	117,162
Infrastructure and Transportation	373,755	371,841	1,914	350,208	548,724	547,194	1,530	502,615
Intergovernmental Affairs	181,330	186,807	(5,477)	161,214	334,862	274,048	60,814	251,345
Science, Technology, Energy and Mines	61,681	64,622	(2,941)	58,561	88,032	90,365	(2,333)	89,961
Water Stewardship	22,011	23,150	(1,139)	19,686	33,425	34,141	(716)	28,705

Total Community, Economic and Resource Development	956,939	987,105	(30,166)	867,297	1,557,586	1,456,733	100,853	1,383,633

Justice and Other Expenditures
Legislative Assembly	23,148	24,613	(1,465)	30,773	34,319	35,283	(964)	40,093
Executive Council	2,512	2,547	(35)	2,338	3,618	3,748	(130)	3,316
Civil Service Commission	4,388	4,589	(201)	3,965	6,191	6,435	(244)	5,660
Culture, Heritage, Tourism and Sport	68,272	68,714	(442)	66,840	95,304	91,373	3,931	126,392
Employee Pensions and Other Costs	47,808	48,119	(311)	57,594	79,604	79,604	—	91,694
Finance	80,285	82,267	(1,982)	82,313	100,846	103,766	(2,920)	96,512
Healthy Child Manitoba	16,183	18,952	(2,769)	17,799	26,876	27,180	(304)	25,331
Justice	242,950	241,920	1,030	213,901	374,501	350,102	24,399	335,592
Labour and Immigration	33,105	36,888	(3,783)	27,310	55,375	51,400	3,975	44,491
Manitoba Seniors and Healthy Aging Secretariat	897	1,085	(188)	719	1,692	1,765	(73)	1,232
Enabling Appropriations	2,108	1,785	323	1,459	8,682	11,559	(2,877)	3,370
Other Appropriations	26,781	32,126	(5,345)	25,497	45,193	26,377	18,816	34,475

Total Justice and Other Expenditures	548,437	563,605	(15,168)	530,508	832,201	788,592	43,609	808,158

Less: Year-End Lapse	—	—	—	—	(16,250)	(65,000)	48,750	—
Debt Servicing Costs	196,034	183,124	12,910	199,373	241,000	262,500	(21,500)	251,033

Total Expenditure	7,180,911	7,142,521	38,390	6,704,178	10,098,552	9,799,045	299,507	9,392,394

Subtract: Total Expenditure Estimates (above) from Total Revenue Estimate (Appendix I)	7,207,005	7,143,374	63,631	6,807,409	10,112,729	9,851,540	261,189	9,630,797

Net Result for the Year (before transfers)	26,094	853	25,241	103,231	14,176	52,495	(38,319)	238,403

Transfer to Debt Retirement	—	—	—	—	(110,495)	(110,495)	—	(110,495)
Transfer from / (to) Fiscal Stabilization	—	—	—	—	98,000	60,000	38,000	(127,928)

Net Result for the Year	26,094	853	25,241	103,231	1,681	2,000	(319)	—

1.	Budget figures are adjusted to include Enabling Appropriations

PROVINCE OF MANITOBA	APRIL TO DECEMBER 2008

Core Government Capital Investment

UNAUDITED	Appendix III

	Year-to-Date to December 31				Full Year
	2008/09				2008/09
				2007/08				Actual
($000s)	Actual	Estimated	Variance	Actual	Forecast	Budget	Variance	2007/08

General Assets
Government Services Capital Projects	56,564	60,829	(4,265)	40,400	90,245	90,245	—	58,095
Transportation Equipment and Other Capital	4,011	5,977	(1,966)	9,277	23,719	23,719	—	18,758
Information Technology Projects	4,531	6,605	(2,074)	7,141	17,752	19,805	(2,053)	15,170
Other Equipment and Buildings	688	1,195	(507)	1,511	3,516	4,553	(1,037)	1,492

	65,794	74,606	(8,812)	58,329	135,232	138,322	(3,090)	93,515

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	158,208	182,876	(24,668)	198,711	217,690	247,638	(29,948)	231,868
Manitoba Floodway Expansion	74,577	94,580	(20,003)	100,604	127,142	172,009	(44,867)	155,992
Water Control Infrastructure	4,054	4,042	12	3,902	9,200	11,400	(2,200)	7,443
Parks, Cottage and Camping Projects	3,080	3,859	(779)	6,060	9,144	9,711	(567)	9,516

	239,919	285,357	(45,438)	309,277	363,176	440,758	(77,582)	404,819

Total Capital Investment	305,713	359,963	(54,250)	367,606	498,408	579,080	(80,672)	498,334